GRANTHAM, MAYO, VAN
OTTERLOO & CO. LLC


MEMORANDUM


To: 	Matthew Dunlap

From:	Judith Lyden

cc:	Andy Luu

Date:	October 20, 2017

Re:	GMO Trust - Item 77 Attachments -
Form N-SAR
	For Period March 1, 2017 through
August 31, 2017 (and current)



Item 7:
Termination of Funds
*	Emerging Countries Fund, effective
August 29, 2017
*	Foreign Fund, effective  August 28,
2017
*	Currency Hedged International Bond
Fund, effective September 29, 2017

Item 77E:  Legal Proceedings
Series 15 - GMO Emerging Markets Fund
Indian regulators alleged in 2002 that the Fund violated some conditions under which it was granted permission to operate in India and have restricted some of the Fund's locally held assets pending resolution of the dispute. Although these locally held assets remain the property of the Fund, a portion of the assets are not permitted to be withdrawn from the Fund's local custodial account located in India. The amount of these restricted assets is small relative to the size of the Fund, representing approximately
0.08% of the Fund's total net assets as of August
31, 2017. The effect of this claim on the value of the restricted assets, and all matters relating to the Fund's response to these allegations, are subject to the supervision and control the Trust's
Board of Trustees. Any costs in respect of this matter are being borne by the Fund.

Item 77I:  Terms of new or amended
securities
No items to be updated at this time.

Item 77Q1:  Exhibits
Amendment No. 2 to the Declaration of Trust re new fund, GMO Climate Change Fund and termination of Global Bond Fund, Developed
World Stock Fund and World Opportunity
Overlay Fund.





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